UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Energy Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood **Suite 410**
(No. and Street)

Dallas	**Texas**	**75201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Russell Weinberg **(214) 219-8200**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. RUSSELL WEINBERG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GROWTH ENERGY CAPITAL ADVISORS LLC (D.B.A.ENERGY CAPITAL SOLUTIONS LLC), as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

DIRECTOR
Title

Subscribed and sworn
to before me
this 26 day of February
2015

[signature]
Notary Public

MARGARET S. THOMPSON
MY COMMISSION EXPIRES
July 3, 2016

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

energy**capital**solutions

GROWTH ENERGY CAPITAL ADVISORS, LLC
(D.B.A ENERGY CAPITAL SOLUTIONS, LLC)

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2014
AND
INDEPENDENT AUDITOR'S REPORT
AND SUPPLEMENTARY INFORMATION
AND
ADDITIONAL REPORTS AND RELATED INFORMATION

2651 North Harwood • Suite 410 • Dallas, Texas 75201 • 214.219.8200 • 214.219.8206 fax

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

TABLE OF CONTENTS

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Growth Energy Capital Advisors, LLC,
d.b.a. Energy Capital Solutions, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The supplemental schedule, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements. Schedule I is the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 20, 2015

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH	$	37,099.00
Total Assets	$	37,099.00

LIABILITIES AND MEMBER'S EQUITY

Commitments and Contingencies (Note 7)		
Member's Equity (Note 3)	$	37,099.00
Total	$	37,099.00

See Notes to Financial Statements

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR END DECEMBER 31, 2014

REVENUES		
Financial Advisory Fees	$	113,000.00
EXPENSES		
Regulatory	$	27,923.00
Occupancy, Operating, and Overhead (Note 8)	$	194,315.00
Total Expenses	$	222,238.00
NET LOSS	$	(109,238.00)
MEMBER'S EQUITY		
Beginning of Year	$	100,778.00
Contributions	$	45,559.00
End of Year	$	37,099.00

See Notes to Financial Statements

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR END DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(109,238.00)
Adjustments to Reconcile Net Income to Net Cash Provided by/(used) by Operating Activities:		
Changes in Operating assets and liabilities:		
Accounts payable	$	(234.00)
Net Cash Used by Operating Activities	$	(109,472.00)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contributions	$	45,559.00
Net Cash Provided by Financing Activities	$	45,559.00
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(63,913.00)
Beginning of Year	$	101,012.00
End of Year	$	37,099.00

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent"). The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 8). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Investment banking revenue includes fees from raising private capital and providing merger and acquisition advisory services to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Advisory fee revenue and capital raising revenue are earned and paid upon successful closing of a transaction.

Retainer Fees

Retainer fees are received monthly and are recognized as earned.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

As of December 31 2014, the years ending December 31, 2011, 2012, 2013 and 2014 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $37,099, which was $32,099 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ending December 31, 2014, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the

creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. LEASE COMMITMENTS

The Company leases office space in Dallas, Texas under an agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees approximated $108,000 for 2014. The future minimum rental obligations under this operating lease agreement are noted below:

December 31,	Amount
2015	$110,459
2016	112,344
2017	47,138
Total	$ 269,941

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $15,400, plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the year ending December 31, 2014, the Company paid management fees to the Parent of approximately $220,000, which is reflected as occupancy, operating and overhead expenses in the accompanying Statements of Operations and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the

Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ending December 31, 2014, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

NET CAPITAL		
Total Members Equity Qualified for Net Capital	$	37,099.00
Less Non-allowable Assests		
Net Capital	$	37,099.00
AGGREGATE INDEBTEDNESS		
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000.00
Excess Net Capital	$	32,099.00
Excess Net Capital at 1000%	$	31,099.00
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0 TO 1

No material differences existed between the audidted computation of net capital pursurant to Rule 15c3-1 as of December 31, 2014 and the unaudited filing by Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC)

ADDITIONAL REPORTS AND RELATED INFORMATION

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Growth Energy Capital Advisors, LLC,
d.b.a. Energy Capital Solutions, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC stated that Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 20, 2015

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

energy**capital**solutions

BROKER DEALERS ANNUAL EXEMPTION REPORT

Energy Capital Solutions, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. Energy Capital Solutions, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Margaret Thompson
FINOP, CFO
January 27, 2015

2651 North Harwood • Suite 410 • Dallas, Texas 75201 • 214.219.8200 • 214.219.8206 fax